November 13, 2009
VIA EDGAR
Jim B. Rosenberg
Securities and Exchange Commission
100 First Street, N.E.
Washington, D.C. 20549

Re:	First Mercury Financial Corporation Form 10-K for the Period Ended December 31, 2008 Definitive Proxy Statement on Schedule 14A filed on April 13, 2009 File No. 001-33077
Dear Mr. Rosenberg:
Please find First Mercury Financial Corporation’s responses to the SEC comment letter dated October 23, 2009 below. For your convenience, each of the Staff’s comments is reprinted below.
Form 10-K for the Period Ended December 31, 2008
Consolidated Financial Statements
Comment 1: 1. Summary of Significant Accounting Policies, Goodwill and Intangible Assets, page 80
We acknowledge your response to our previous comment three. Please explain to us why you do not apparently allocate any of the AMC acquisition goodwill to your insurance underwriting operations for any expected benefit from the synergies of the acquisition. Please see paragraph 34 of SFAS 142. Please revise your disclosure to clarify.
Response: The Company did not allocate any of the AMC acquisition goodwill to our existing insurance underwriting operations since we did not anticipate any substantial synergies for our existing underwriting operations related to the acquisition. As stated in Note 2 to the Consolidated Financial Statements in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, the Company acquired AMC to gain access to an established and experienced specialty admitted underwriting franchise with a definable niche market. The expertise of AMC’s specialty admitted underwriting franchise is not significantly correlated to our existing underwriting operations and we did not allocate any goodwill to our existing insurance underwriting operations based on this fact. In future filings, we will disclose that we did not allocate any of the AMC goodwill to our existing insurance underwriting operations.
Comment 2: Segment Information, page 85
Please clarify your response to comment four to demonstrate how your businesses of insurance underwriting and insurance agencies separately meet or do not meet the operating segment criteria and quantitative thresholds as described under paragraph 10 and 18, respectively, of SFAS 131. If they separately meet the definition of an operating segment and either one meets any of the quantitative thresholds, the segment that meets the quantitative thresholds must be reported separately in accordance with paragraph 16 of SFAS 131. If neither one meet the quantitative thresholds, provide us an analysis of how they meet the aggregation criteria under paragraph 17 of SFAS 131. Please note that quantitative thresholds are relevant only for the aggregation of operating segments that do not meet the quantitative thresholds. Refer to paragraph 19 of SFAS 131.
Response: As stated in the Company’s Form 10-K for the year ended December 31, 2008, the Company manages its business on the basis of one operating segment, Insurance Underwriting and Services Operations.
Under SFAS 131, paragraph 10 defines an operating segment as a component of an enterprise:
a)	That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

b)	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

c)	For which discrete financial information is available.
The Company’s chief operating decision maker (“CODM”) is Richard H. Smith, our Chairman, President and Chief Executive Officer. The CODM manages the capital and resources of the Underwriting and Services Operations and assesses performance of the Underwriting and Services Operations in the aggregate. For these reasons, using the criteria in item (b) of paragraph 10 of SFAS 131, we have determined that we operate in one segment. The discussion that follows provides additional support of why we manage our business as a single segment.
Our Underwriting Operations and our Services Operations are substantially identical. The Company’s Underwriting Operations provide underwriting and claims handling services on policies sold through our underwriting operations that we produce for affiliated insurance companies. The Company’s Services Operations provide underwriting and claims handling services on policies sold through our services operations that we produce for unaffiliated insurance companies. We view the premiums underwritten by our Underwriting and Services Operations as premiums controlled by the Company since we control and determine whether the ultimate placement of those premiums is either with our affiliated insurance companies or with unaffiliated insurance companies to optimize the use of the Company’s capital and resources in the aggregate. It is on this basis that the CODM manages our business and therefore supports the Company’s conclusion that we have one operating segment.

Comment 3: 17. Fair Value of Financial Instruments, page 106
Please revise your response to comment six to include the description of the methodology you use in valuing your investment in the limited partnership, rather than only of $0.7 million in convertible preferred stock.
Response: In the Company’s Form 10-Q for the period ended September 30, 2009, the Company has expanded the disclosure to include the methodology used to value the investment in the limited partnership. An excerpt from the Company’s Form 10-Q for the period ended September 30, 2009 for this disclosure is: “Level 3 assets above include a $12.3 million investment in a limited partnership. At times, this limited partnership will invest in highly illiquid high yield convertible securities for which observable inputs are not available. The manager of this limited partnership valued this investment through an internally developed pricing model as follows. If a security is listed on a recognized exchange, it shall be valued at the last sale price or the average of the highest current independent bid and lowest current independent offer for the security if there is not a reported transaction in the security on that day. If a security is traded over the counter, it shall be valued at the average of the highest current independent bid and lowest current independent offer reported upon the closing of trading on that day. If the market for a security exists predominantly through a limited number of market makers, the General Partner shall attain the bid and offer for the security made by at least two market makers in the security. The security shall then be valued at the mid-point of the quote that, under the circumstances and in the good faith judgment of the General Partner, represents the fair value of the security. Notwithstanding the foregoing, upon a good faith determination by the General Partner that the application of such rules does not properly reflect a security’s fair market value, then such security shall be valued at fair value as determined in good faith by the General Partner on the basis of all relevant facts and circumstances. All records with regard to valuation shall be retained by the Partnership. All determinations of values by the General Partner shall be final and conclusive as to all Partners. With respect to securities denominated in currencies other than the U.S. dollar, the value of such securities shall be converted to U.S. dollars upon the close of each month by utilizing the spot currency exchange rate as set forth by Bloomberg Financial Services (or such other source deemed appropriate by the General Partner). As of September 30, 2009, 9.2% of the reported market value of this limited partnership was valued by a good faith judgment of the General Partner and the balance by observable market inputs.”
Definitive Proxy Statement on Schedule 14A filed on April 13, 2009
Comment 4: Compensation Discussion and Analysis, Our Process for Setting Executive Compensation Levels, page 14
We note your response to our prior comment 7 and advise you that we will not be in a position to clear this comment until the letter agreement with Mr. Fleckenstein has been filed with your Form 10-Q for the quarter ended September 30, 2009.
Response: The Company has filed the letter agreement with Mr. Fleckenstein as Exhibit 10.34 to the Form 10-Q for the period ended September 30, 2009.

Additional Information
The Company acknowledges that:
■	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

■	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

■	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe the above responses have adequately addressed your comments. We look forward to receiving the Staff’s response as promptly as practicable so that we can be assured that we have adequately addressed all of the staff’s comments. Please do not hesitate to contact Michael Roskiewicz at 248-213-0445 or Edward LaFramboise at 248-213-0406 if you have further questions or comments.
Sincerely,
/s/John A. Marazza
John A. Marazza
Executive Vice President, Chief Financial Officer, and Corporate Secretary
First Mercury Financial Corporation